UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-39229

ZHONGCHAO INC.
(Exact name of registrant as specified in its charter)

Room 2504, OOCL Plaza
841 Yan’an Middle Road
Jing’An District, Shanghai, China 200040
Tel: 021-32205987
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Extraordinary General Meetings of Shareholders

The extraordinary general meeting of shareholders of Zhongchao Inc., a Cayman Islands exempted company (the “Company”), will be held on June 18, 2026 (the “Meeting”). In connection with the Meeting, the Company hereby furnishes the following document:

Exhibits

Exhibit No.	Description
99.1	Form of Proxy Card and Notice of Extraordinary General Meeting of Shareholders of the Company, dated June 9, 2026, to be mailed to the shareholders of the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: June 9, 2026	By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

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